

April 19, 2011

Paula Mathews
Executive Vice President
Strategic Storage Trust, Inc.
111 Corporate Drive, Suite 120
Ladera Ranch, CA 92694

> **Re: Strategic Storage Trust, Inc.**
> **Post-Effective Amendment No. 11 to Form S-11**
> **Filed April 12, 2011**
> **File No. 333-146959**
>
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-53644**

Dear Ms. Mathews:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Self Storage Properties, page 48

Portfolio Summary, page 48

1.   We note you provide the weighted average capitalization rate at acquisition for the 45 self storage facilities you owned as of December 31, 2010. Please provide more detailed disclosure on how you estimate first year NOI and, in particular, the basis for which you make any assumptions on future occupancy, rents or property expenses. Please provide similar disclosure in your future Exchange Act periodic reports.

Distribution Declaration History, page 139

2. Please disclose your cumulative earnings or FFO since inception as compared to your cumulative distributions. Please provide similar disclosure in your future Exchange Act periodic reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Michael K. Rafter, Esq.
Howard S. Hirsch, Esq.
Baker, Donelson, Bearman, Caldwell and Berkowitz, PC
Via *facsimile*: (404) 238-9626